Exhibit 99.4

Release

International Game Technology releases Notice of 2016 Annual General Meeting and 2015 Annual Reports and Accounts

LONDON, May 25, 2016 /PRNewswire/ -- International Game Technology PLC (“IGT”) (NYSE: IGT) announced today the release of its Notice of 2016 Annual General Meeting (“AGM”) and Annual Reports and Accounts for the period from January 1, 2015 to December 31, 2015 and provided updated information for the AGM, which will be held at the Sofitel Hotel, Terminal 5, Heathrow Airport, London, TW6 2GD, on June 20, 2016 at 12 noon British Summer Time (BST).

The Notice of 2016 AGM, Annual Reports and Accounts, and instructions to participate at the AGM are available at www.igt.com, along with IGT’s Annual Report on Form 20-F. These materials can be viewed directly online and are also available for download in PDF format.

About IGT

IGT is the global leader in gaming. We enable players to experience their favourite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has more than 12,000 employees worldwide. For more information, please visit www.igt.com.

Contact:

Robert K. Vincent, Corporate Communications, (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries